Exhibit 99.1

Saifun Semiconductors Reports Fourth Quarter and Year-End 2005 Results

Netanya, Israel, February 15, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced financial results for the fourth quarter and twelve months ended December 31, 2005.

Financial Highlights: Fourth Quarter 2005 compared to Fourth Quarter 2004

■	Revenues were $16.7 million (including $374,000 of non-cash license revenues recognized in connection with the exit in December 2004 from the company’s former joint venture with Infineon Technologies), compared to $9.4 million, an increase of 77%.
š	Licensing revenues were $13.0 million (including $374,000 of non-cash license revenues), compared to $7.6 million, an increase of 70%.
š	Service revenues were $3.7 million, compared to $1.8 million, an increase of 104%.
■	Cost of service revenues was $3.8 million, of which $746,000 represented services performed for licensees pursuant to which no revenues were recognized in this quarter.
■	Operating income was $7.3 million, compared to $3.5 million, an increase of 107%.
■	Net income was $8.6 million (including income of $0.2 million from discontinued operations), or $0.16 per basic and $0.15 per diluted share, compared to a net loss of $24.4 million, or $(1.44) per basic and diluted share.
■	Net income included $1.8 million of stock-based compensation expense compared to $177,000.

Financial Highlights: Fiscal Year 2005 compared to Fiscal Year 2004

■	Revenues were $78.6 million (including $19.2 million of non-cash license revenues) compared to $30.6 million, an increase of 157%.
š	Licensing revenues were $65.8 million (including $19.2 million of non-cash license revenues), compared to $22.6 million, an increase of 191%.
š	Service revenues were $12.8 million, compared to $7.9, an increase of 62%.
■	Cost of service revenues was $12.0 million, of which $1.4 million represented services performed for licensees pursuant to which no revenues were recognized in this year.
■	Operating income for the period was $48.0 million, compared to $11.7 million, an increase of 312%.
■	Net income was $44.5 million (including a loss of $5.3 million from discontinued operations), or $0.17 per basic and $0.16 per diluted share, compared to net loss of $37.9 million (including a loss of $7.2 million from discontinued operations), or $(2.24) per basic and diluted share.
■	Net income included $4.3 million of stock-based compensation expense compared to $0.6 million.

Commenting on the results, Kobi Rozengarten, President of Saifun Semiconductors said, “We are very pleased with our results for 2005, which reflect record revenues and net profits. During the fourth quarter and throughout 2005, we saw continued growth in our core business. We strengthened relationships with our existing licensees and welcomed Semiconductor Manufacturing International Corporation (SMIC), one of the top foundries in the world, which adopted our NROM technology as part of its NVM strategy.

“In the latter part of 2005, we launched our next generation Quad NROM, which we believe is the only technology that enables the storage of four bits of information in a single cell. Quad NROM is particularly suitable for data flash (NAND) applications and we are currently working on Quad NROM projects with four of our licensees.”

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. The companies currently licensing Saifun NROM technology are Infineon Technologies, Macronix International, Matsushita, SMIC, Sony Corporation, Spansion, and Tower Semiconductors.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com/lroth@kcsa.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 10, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except share and per share data

	Year ended		Three months ended
	December 26,	December 31,	December 26,	December 31,
	2004	2005	2004	2005
			Unaudited

Revenues:
Licenses (1)	$22,640	$65,790	$7,640	$13,006
Services	7,926	12,811	1,803	3,684

	30,566	78,601	9,443	16,690

Cost of revenues:
Services (2)	7,084	12,048	2,498	3,823

Gross profit	23,482	66,553	6,945	12,867

Operating expenses:
Research and development (2)	6,792	7,427	1,757	1,946
Marketing and selling (2)	2,914	4,889	1,026	968
General and administrative (2)	2,115	6,216	652	2,696

Total operating expenses	11,821	18,532	3,435	5,610

Operating income	11,661	48,021	3,510	7,257

Financial income, net	1,699	1,749	751	1,168

Equity in losses of equity method investees	(26,172)	-	(7,852)	-
Compensation income (expense) related to issuance
of options to employe equity method investees	(569)	-	64	-
Capital loss from sale of equity method investees	(17,334)	-	(17,334)	-

Net Income (loss) from continuing operations	(30,715)	49,770	(20,861)	8,425

Income (loss) from discontinued operations (2)	(7,189)	(5,263)	(3,576)	190

Net Income (loss)	$(37,904)	$44,507	$(24,437)	$8,615

Net earnings (loss) per share from continuing operations
Basic	$(1.81)	$0.46	$(1.23)	$0.16
No. of shares - basic	16,927	19,581	16,953	29,453
Diluted	$(1.81)	$0.36	$(1.23)	$0.14
No. of shares - diluted	16,927	26,447	16,953	31,947

Net earnings (loss) per share
Basic and diluted	$(2.24)	$0.17	$(1.44)	$0.16
No. of shares - basic	16,927	29,453	16,953	29,453
Diluted	$(2.24)	$0.16	$(1.44)	$0.15
No. of shares - diluted	16,927	31,947	16,953	31,947

Pro forma net earnings per share from continuing operations (3)
Basic		$2.06		$0.32
No. of shares - basic		24,154		26,571
Diluted		$1.90		$0.29
No. of shares - diluted		26,241		28,770

Pro forma net earnings per share (3)
Basic		$1.84		$0.32
No. of shares - basic		24,154		26,571
Diluted		$1.70		$0.30
No. of shares - diluted		26,241		28,770

(1) License revenues include non-cash revenues of $374 for the three months ended December 31, 2005 (unaudited) and $19,182 for the year ended December 31, 2005 resulting from the termination of our former joint venture.

(2) Expenses include stock-based compensation related to options granted to employees and others as follows:

	Year ended		Three months ended
	December 26,	December 31,	December 26,	December 31,
	2004	2005	2004	2005
			Unaudited

Cost of revenues	$175	$834	$54	$371
Research and development	220	330	56	88
Marketing and selling	87	667	29	186
General and administrative	96	2,410	33	1,182
Loss from discontinued operations	23	54	5	-

	$601	$4,295	$177	$1,827

(3) Pro forma basic and diluted net earnings per ordinary share gives effect to the conversion of all of our issued and outstanding preferred shares into ordinary shares at a ratio of 1:1 immediately prior to the completion of our initial public offering on November 8, 2005.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	December 26,	December 31,
	2004	2005

Cash and cash equivalents	$27,228	$100,327
Short-term investments	161	-
Held-to-maturity marketable securities	14,662	75,501
Trade receivables	7,471	2,663
Loans to employees	-	613
Other accounts receivable and prepaid expenses	880	2,181
Total assets attributed to discontinued operations	5,151	212

Total current assets	55,553	181,497

Held-to-maturity marketable securities	2,403	5,995
Property and equipment, net	1,910	2,668
Loans to employees	2,714	1,097
Severance pay fund	1,549	2,122
Lease deposits	245	289
Other assets	560	70

Total long term assets	9,381	12,241

Total assets	$64,934	$193,738

Current liabilities
Trade payables	$1,412	$1,165
Accrued expenses and other liabilities	5,548	9,913
Deferred revenues	47,222	3,786
Total liabilities attributed to discontinued operations	3,804	146

Total current liabilities	57,986	15,010

Accrued severance pay	2,010	2,655

Share capital	60	120
Additional paid-in capital	85,426	211,706
Subscription receivable	(250)	-
Accumulated other comprehensive income	-	38
Accumulated deficit	(80,298)	(35,791)

Total shareholders' equity	4,938	176,073

Total liabilities and shareholders' equity	$64,934	$193,738

SAIFUN SEMICONDUCTORS LTD.
Summary of Statements of Cash Flow
All data in thousands of U.S. dollars

	Year ended		Three months ended
	December 26,	December 31,	December 26,	December 31,
	2004	2005	2004	2005
			Unaudited

Net cash provided by operating activities	$17,964	$14,116	$4,667	$2,709
Net cash used in invetsing activities	(20,376)	(66,068)	(937)	(57,644)
Net cash provided by (used in) financing activities	256	125,051	(680)	125,178

Increase (decrease) in cash and cash equivalents	$(2,156)	$73,099	$3,050	$70,243